July 25, 2012

VIA EDGAR TRANSMISSION

Larry Green
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC, 20549-4720

Dear Mr. Green,

The purpose of this letter is to respond to the various comments of the staff of the Securities and Exchange Commission (the "Commission") in connection with the review by the Staff of certain Form SCTO-I filings made by Gottex Multi-Asset Endowment Master Fund, Gottex Multi-Asset Endowment Fund – I and Gottex Multi-Asset Endowment Fund – II (the "Funds") as such comments were relayed by you to the undersigned during our telephone conversation on July 10, 2012.

COMMENT #1 – Clarify that the dollar amount of the tender offer (the "Offer") is per shareholder or for the entirety of the Funds. Going forward, please include language to clarify what the dollar amount of the Offer covers.

RESPONSE – As defined in the Offer to Purchase, the Fund offers to purchase up to a set dollar amount of shares of beneficial interests in the Fund. Going forward the Funds will clarify the language to ensure that shareholders understand the Offer is for the assets of the Fund.

COMMENT #2 – Please clarify whether the language in Section 7 of the Schedule TO that the Fund may cancel or amend the repurchase offer in the event of the commencement of war or armed hostilities that is material to the Fund would permit the Fund to cancel or amend the repurchase offer at any time in light of the ongoing wars in Iraq and Afghanistan.

RESPONSE – Insofar as the Funds do not view the wars in Iraq and Afghanistan to be material to the Funds, the Funds would not cancel or amend a repurchase offer on this basis.

Please contact the undersigned at (414) 299-2142 if you have any questions regarding the responses.

The Funds acknowledge that:

- the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to any filing; and

- the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Benjamin D. Schmidt

Benjamin D. Schmidt
Administrator